Mail Stop 3561

January 28, 2008

Mr. Richard A. Noll, Chief Executive Officer
Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

      Re: **Hanesbrands Inc.**
               Form 10-KT for Transition Period from July 2, 2006 to
               December 30, 2006
               Filed February 22, 2007
               File No. 001-32891

Dear Mr. Noll:

      We have completed our review of your Form 10-KT and related filings and have no further comments at this time.

               Sincerely,

               John Reynolds
               Assistant Director